MANUFACTURING AND SUPPLY AGREEMENT

This Manufacturing and Supply Agreement, dated as of August 30, 2022 (this "Agreement"), is entered into between Zentek Ltd., an Ontario corporation with its principal place of business at 24 Corporate Ct., Guelph, ON N1G 5G5 ("Buyer"), and Viva Distribution (Canada) Ltd., with Viva Healthcare Packaging (Canada) Ltd., (the distribution and manufacturing arms of Viva Healthcare Packaging (HK) Ltd.), both are Canadian corporations with their principal place of business at 1663 Neilson Road, Toronto, Ontario, Canada M1X 1T1 (collectively as "Manufacturer", and together with Buyer, the "Parties", and each, a "Party").

RECITALS

WHEREAS Manufacturer is in the business of manufacturing and distributing personal protective equipment, including surgical face masks, in the Territory;

WHEREAS the Buyer is an intellectual property and technology company with a focus on the development of graphene-based nanomaterial products and applications, and has developed a proprietary graphene-based coating to restrict the spread of bacteria, fungi and viruses that is applied to certain spunbond material, as described in detail in Schedule "A" (the "Zentek Product")

WHEREAS, the Buyer wishes to market and sell 4-ply surgical face masks (the "End Product") jointly with Manufacturer, 1-ply of which is supplied by Zentek, as more specifically described on Schedule "A" attached hereto; and

WHEREAS, Manufacturer desires to manufacture and supply the End Product to Buyer.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms have the meanings set forth or referred to in this Article 1.

"Action" means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, investigative, regulatory or other, whether at law, in equity or otherwise.

"Affiliate" of a Person means any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

"Agreement" means this Master Agreement, any Basic Purchase Order Terms, and all schedules, exhibits, attachments or appendices specifically referenced herein or therein.

"Background IP Rights" means Buyer's IP or Manufacturer's IP, as applicable, except for any Foreground IP Rights.

"Basic Purchase Order Terms" means any one or more of the following terms specified by Buyer in a Purchase Order: (a) the quantity of the End Product ordered; (b) the Requested Delivery Date; (c) the unit Price for each of the End Product to be purchased; (d) the billing address; and (e) the Delivery Location.

"Business Day" means any day other than a Saturday, Sunday or any other day on which commercial banks located in the Province of Ontario are authorized or required by Law to be closed for business.

"Buyer" has the meaning set forth in the preamble to this Agreement.

"Buyer Contracts" means all contracts or agreements to which Buyer is a party or by which any of its material assets are bound.

"Buyer's IP" means all IP Rights owned by or licensed to Buyer, including all Foreground IP Rights and any of Buyer's Background IP Rights used in the design or manufacture of the End Product.

"Buyer's Quality Standards" means, at any point in time, (a) the standards adopted by Buyer in respect of the End Product and the manufacture and shipping of same; and (b) the standards applied by certification agencies and regulatory authorities having authority over the End Product, and the manufacture, sale and distribution of same, as applicable.

"Claim" means any Action brought against a Person entitled to indemnification under Article 15.

"Confidential Information" has the meaning set forth in 12.1.

"Confirmation" has the meaning set forth in 3.3.

"Control" (and with correlative meanings, the terms "Controlled by" and "under common Control with") means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of another Person, whether through the ownership of voting securities, by contract, or otherwise.

"Defective" means not conforming to the Product Warranty under 10.1.

"Defective End Product" means goods shipped by Manufacturer to Buyer pursuant to this Agreement that are Defective, including any Defective packaging of the End Product.

"Delivery Location" means the street address within the Territory for delivery of the End Product specified in the applicable Purchase Order.

"Disclosing Party" has the meaning set forth in 12.1.

"Effective Date" means the date first set forth above.

"Foreground IP Rights" means any and all of the IP Rights developed with respect to the Zentek Product in relation to the design, manufacture of, or for incorporation into, the End Product, that are either developed by Buyer alone, by Buyer and Manufacturer jointly or by Manufacturer alone as requested by Buyer in connection with this Agreement.

"End Customers" means any third-party purchaser of the End Product from the Buyer.

"End Price" has the meaning set forth in 5.1.

"End Product" means the products identified in Schedule "A".

"Governmental Authority" means any federal, provincial, territorial, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, award or determination entered by or with any Governmental Authority.

"HST" means harmonized sales tax, or goods and services tax, imposed under the HST Act (or any provincial or territorial legislation imposing sales tax, harmonized sales tax or goods and services tax).

"HST Act" means Part IX of the Excise Tax Act (Canada).

"Indemnified Parties" has the meaning set forth in 15.1 .

"Indemnifying Party" has the meaning set forth in 15.1.

"Individual Transaction" means an individual transaction under this Agreement that is described in a Purchase Order that has been accepted by Manufacturer under 3.3, and incorporates by reference the terms and conditions of this Agreement.

"IP Rights" or "Intellectual Property Rights" means all industrial and other intellectual property rights comprising or relating to: (a) Patents; (b) Trademarks; (c) internet domain names, whether or not Trademarks, registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (d) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable or registrable, including copyrights and copyrightable works, software and firmware; (e) Trade Secrets; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection pursuant to the Laws of any jurisdiction throughout any part of the world.

"Law" means any statute, law, ordinance, regulation, rule, code, constitution, treaty, common law, Governmental Order or other requirement or rule of law of any Governmental Authority.

"Losses" has the meaning set forth in 15.1.

"Non-Conforming End Product" means any goods received by Buyer from Manufacturer that: (a) do not fully conform to the Specifications; or (b) on inspection, are otherwise reasonably determined by the Buyer to be Defective. Where the context requires, Non-Conforming End Product are deemed to be End Product for purposes of this Agreement.

"Patents" means all patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor's certificates, petty patents and patent utility models).

"Payment Failure" has the meaning set forth in 17.2(i).

"Permits" means permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from any Governmental Authority.

"Person" means any individual, partnership, corporation, trust, unlimited liability company, unincorporated organization, association, Governmental Authority or any other entity.

"Personnel" means any agents, employees, contractors or subcontractors engaged or appointed by a Party.

"Product Warranty" has the meaning set forth in 10.1.

"Purchase Order"  means a purchase order issued by Buyer to Manufacturer hereunder, which may, among other things, specify items such as: (a) the End Product to be purchased; (b) the quantity of each of the End Product ordered; (c) the Requested Delivery Date; (d) the billing address; and (e) the Delivery Location; in each case, including all terms and conditions attached to, or incorporated into, such purchase order, and any Release issued by Buyer to Manufacturer under a Purchase Order. For the avoidance of doubt, any references to Purchase Orders hereunder also include any applicable Releases.

"Receiving Party" has the meaning set forth in 12.1.

"Reimbursement Payment" has the meaning set forth in 17.3.

"Release" means a document issued by Buyer to Manufacturer pursuant to a Purchase Order that identifies (to the extent not specified in the original Purchase Order) the quantities of End Product constituting Buyer's requirements or otherwise to be included in a particular order, the Delivery Locations and the Requested Delivery Dates for such End Product.

"Representatives" means a Party's Affiliates and each of their respective Personnel, officers, directors, partners, shareholders, agents, lawyers, attorneys, third-party advisors, successors and permitted assigns.

"Requested Delivery Date" means the requested delivery date for End Product ordered hereunder that is set forth in a Purchase Order, in which case the delivery date must be a Business Day [redacted - period of time] following delivery of the applicable Purchase Order to Manufacturer.

"Manufacturer Contracts" means all contracts or agreements to which Manufacturer is a party or by which any of its material assets are bound.

"Manufacturer's IP" means all IP Rights owned by or licensed to Manufacturer.

"Specifications" means the physical characteristics, capabilities, features intended uses and other attributes or specifications for the End Product, as set out in Schedule "A".

"Taxes" means any commodity tax, including sales, use, excise, value-added, HST, consumption or other similar tax, including penalties or interest, imposed, levied or assessed by any Governmental Authority.

"Term" has the meaning set forth in Article 17.

"Territory" means Canada.

"Tooling" means, collectively, all tooling, dies, test and assembly fixtures, gauges, jigs, patterns, casting patterns, cavities, molds, and documentation (including engineering specifications and test reports) used by Manufacturer in connection with its manufacture and sale of the End Product, together with any accessions, attachments, parts, accessories, substitutions, replacements and appurtenances thereto.

"Trade Secrets" means all inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections, patent disclosures and other confidential and proprietary information and all rights therein.

"Trademarks" means all rights in and to Canadian and foreign trademarks, service marks, trade dress, trade and business names, brand names, logos, symbols, designs, corporate names, domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing, in each case whether registered or unregistered and including all registrations and applications for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection in any part of the world.

"Warranty Period" has the meaning set forth in 10.1.

ARTICLE 2
AGREEMENT TO MANUFACTURE AND SELL END PRODUCT

2.1 Manufacture, Purchase and Sale.

(i) Subject to the terms and conditions of this Agreement, during the Term, Buyer shall purchase End Product from Manufacturer, and Manufacturer shall manufacture and sell End Product to Buyer, at the Prices.

(ii) Except for the Zentek Product and as otherwise set out in this Agreement, Manufacturer shall furnish all labour, materials, packaging, storage, delivery, equipment and facilities necessary for the manufacture of End Product under this Agreement.

2.2 [redacted - commercially sensitive information with respect to end product equipment]

2.3 Supply of Zentek Product. Subject to payment of any Royalties in accordance with Article 5, during the Term, Buyer shall supply and deliver the Zentek Product to the Manufacturer free of charge. The Zentek Product shall be supplied in a quantity and quality sufficient to, in the Manufacturer's opinion, manufacture the End Product in accordance with the terms of this Agreement and any Purchase Order issued thereunder. The Buyer acknowledges that the quantity of End Product manufactured using Zentek Product allows for reasonable manufacturing scrap rates, similar to the manufacture of its other surgical mask products.

2.4 Right to Manufacture and Sell Competitive End Product. This Agreement does not limit the right of the Buyer or the Manufacturer to purchase, manufacture or sell, or preclude the Buyer or the Manufacturer from purchasing, manufacturing or selling, to or from any Person, or entering into any agreement with any other Person related to the purchase, manufacture or sale of, other goods or products that are similar to or competitive with the End Product.

ARTICLE 3
ORDER PROCEDURE

3.1 Forecasts. From time to time, the Parties agree to work together to determine a good faith estimate of Buyer's requirements for End Product based on market demand which approximates, as nearly as possible based on information available at the time to Buyer and Manufacturer, the quantity of End Product that Buyer may order for each such month. Such estimates are for informational purposes only.

3.2 End Product Purchase Orders. Buyer shall issue Purchase Orders containing applicable Basic Purchase Order Terms that are consistent with the terms of this Agreement to Manufacturer in written or electronic form via email. By issuing a Purchase Order to Manufacturer, Buyer makes an offer to purchase End Product under the terms and conditions of this Agreement and the Basic Purchase Order Terms contained in such Purchase Order, and on no other terms. For the avoidance of doubt, any variations made to the terms and conditions of this Agreement by Buyer in any Purchase Order are void and have no effect.

3.3 Acceptance, Rejection and Cancellation of Purchase Orders. Manufacturer accepts a Purchase Order issued hereunder by confirming the order in writing (a "Confirmation").

Manufacturer may reject a Purchase Order or cancel a previously accepted Purchase Order, which it may do without liability or penalty, and without constituting a waiver of any of Manufacturer's rights or remedies under this Agreement or any Purchase Order, by providing written notice to Buyer specifying the applicable date of rejection or cancellation:

(i) if any one or more of the events described in 17.2 has occurred;

(ii) pursuant to Manufacturer's rights under rights under 5.5(i) or 5.5(ii); or

(iii) pursuant to Manufacturer's rights under the last sentence of 5.8.

3.4 Buyer's Right to Request Amendments to Purchase Orders. Buyer may, [redacted - period of time], request changes to a Purchase Order. Manufacturer shall submit to Buyer its good faith description of the effect of such changes on the Basic Purchase Order Terms. Buyer may then submit an amended purchase order reflecting all Buyer accepted changes.

3.5 Zentek Product Purchase Orders. From time to time, Manufacturer shall issue orders to the Buyer for the supply of Zentek Product in the amounts the Manufacturer deems necessary to manufacture the End Product based on the forecasts in section 3.1 and in accordance with the terms of this Agreement.

ARTICLE 4
DISTRIBUTION, DELIVERY AND ACCEPTANCE

4.1 Shipment. The Manufacturer shall deliver End Product to End Customers as specified in the applicable Purchase Order. The Buyer shall require the End Customer to pay for all shipping charges arising from the shipment and delivery of the End Product to the Delivery Location, whether such shipment is in whole or partial fulfilment of a Purchase Order. If the End Customer is unable to arrange for shipping, the Manufacturer shall quote and invoice Buyer for the shipping charges arising from the shipment and delivery of the End Product to the Delivery Location, whether such shipment is in whole or partial fulfilment of a Purchase Order. [redacted - period of time].

4.2 Packaging and Labelling. Manufacturer shall properly pack, mark and ship End Product and provide Buyer with shipment documentation showing the shipper details, Purchase Order number, Manufacturer's identification number for the subject End Product, the quantity of pieces in shipment, the number of cartons or containers in shipment, Manufacturer's name, the bill of lading number and the country of origin. Manufacturer is responsible for all costs associated with packaging and marking the End Product in accordance with its obligations under this 4.2.

4.3 Delivery. Unless otherwise expressly agreed by the Parties in writing, Manufacturer shall deliver the End Product to the Delivery Location, using Manufacturer's standard methods for packaging and shipping such End Product. The Royalty is exclusive of Manufacturer's shipping costs.

4.4 Late Delivery. Any time quoted for delivery is an estimate only; provided, however, that Manufacturer shall use commercially reasonable efforts to deliver all End Product on or before the Requested Delivery Date.

4.5 Transfer of Title and Risk of Loss.

(i) Title to End Product shipped under any Individual Transaction passes to the Buyer upon Manufacturer's tender of the End Product at the Delivery Location.

(ii) Risk of loss to End Product shipped under any Individual Transaction passes to the Buyer upon Manufacturer's tender of such units at the Delivery Location.

4.6 Right of Cancellation and Return. If Manufacturer does not comply with any of its delivery obligations under this Article 4, without limiting Buyer's other rights under this Agreement or applicable Law, Buyer may, in Buyer's sole discretion and at Manufacturer's sole cost and expense: (a) approve a revised Requested Delivery Date; (b) require commercially reasonable expedited or premium shipment; or (c) cancel the applicable Purchase Order. Except as provided under 10.3 and 10.4, Buyer has no right to return End Product shipped to Buyer under this Agreement.

ARTICLE 5
ROYALTY AND PAYMENT

5.1 [redacted - commercially sensitive pricing information]

5.2 [redacted - commercially sensitive royalty information]

5.3 Payment Terms. Buyer shall pay to the Manufacturer's bank account or as the Manufacturer may otherwise direct in writing, by wire transfer or other agreed upon payment method of immediately available funds, the Royalty amount set out in the applicable Monthly Report. [redacted - commercially sensitive payment information].

5.4 Shipping Charges and Taxes.

(i) The Buyer shall pay the Manufacturer for all shipping charges arising from the shipment and delivery of the End Product to the Delivery Location.

(ii) [redacted - commercially sensitive payment information].

(iii) Manufacturer will timely remit all applicable sales, use, value-added, services, consumption, and HST charged to the appropriate Governmental Authorities which it is required to collect from Buyer in respect of any Tax referred to in 5.4(ii).

(iv) Manufacturer represents, warrants and covenants to the Buyer that:

(i) Manufacturer will charge, collect and timely remit all Taxes that it is required to collect and remit pursuant to applicable Law;

(ii) Manufacturer is registered for HST purposes and for provincial sales tax purposes and will continue to be registered for HST and provincial sales tax purposes;

(iii) if any other provincial sales tax is applicable to the End Product, Manufacturer is and will continue to be registered as a vendor for the purposes of such provincial sales tax; and

(iv) [redacted - commercially sensitive confidential Manufacturer HST information].

5.5 [redacted - commercially sensitive provision with respect to Buyer credit status]

5.6 Monthly Report Disputes. Manufacturer shall notify Buyer in writing of any dispute with any Monthly Report within [redacted - period of time] Business Days from Manufacturer's receipt of such invoice. Manufacturer will be deemed to have accepted all Monthly Reports for which Buyer does not receive timely notification of dispute and Buyer shall pay all undisputed amounts due under such invoices. The Parties shall seek to resolve any such disputes expeditiously and in good faith. Notwithstanding anything to the contrary, the Buyer and Manufacturer shall continue performing each of their obligations under this Agreement during any such dispute, including Buyer's obligation to pay all due and undisputed invoice amounts in accordance with the terms of this Agreement. Failure of the Manufacturer to make claim on Buyer for adjustment [redacted - period of time] following the receipt by the Manufacturer of the Monthly Report shall conclusively establish the correctness of the Monthly Report and preclude the filing of exceptions thereto or the making of any claim for adjustment thereon for the financial year in question.

5.7 [redacted - commercially sensitive information with respect to audit rights]

5.8 Late Payments. Except for invoiced payments that Buyer has successfully disputed, Buyer shall pay interest on all late payments (whether during the Term or after the expiration or earlier termination of the Term), calculated daily and compounded monthly, [redacted - interest rate]. Buyer shall also reimburse Manufacturer for all costs and disbursements reasonably incurred by Manufacturer in collecting any late payments, including reasonable legal fees and court costs. In addition to all other remedies available under this Agreement or at Law (which Manufacturer does not waive by the exercise of any rights under this Agreement), if Buyer fails to pay any undisputed amounts when due under this Agreement and such failure to pay remains uncured for more than [redacted - period of time] after Buyer is provided notice of such failure to pay by Manufacturer, Manufacturer may:

(i) suspend the delivery of any End Product;

(ii) reject Buyer's Purchase Orders or cancel accepted Purchase Orders under the terms of 3.3; or

(iii) terminate this Agreement under the terms of 17.2(i).

5.9 No Set-off Right. Buyer and Manufacturer shall not, and each acknowledges that it will have no right, under this Agreement, any Purchase Order, any other agreement, document or Law to, withhold, offset, recoup or debit any amounts owed (or to become due and owing) to Buyer or Manufacturer, as applicable or any of their respective Affiliates, whether under this Agreement or otherwise, against any other amount owed (or to become due and owing) to either of them by the other Party or the other Party's Affiliates, whether relating to Buyer, Manufacturer or their Affiliates' breach or non-performance of this Agreement, any Purchase Order, any other agreement between (a) Buyer, Manufacturer or any of their Affiliates, as applicable, and (b) Buyer, Manufacturer or any of their Affiliates, as applicable, or otherwise.

ARTICLE 6
PRODUCT DEVELOPMENT

6.1 The Manufacturer agrees to support the Buyer's marketing and sales of the End Product in the same manner as other comparable products it manufactures. The Manufacturer shall assist with introducing the Buyer to customers of the Manufacturer as potential End Customers of the End Product.

6.2 Technical representatives of the Buyer and Manufacturer shall meet regularly during the Term, in order to identify and map any required updates and adjustments required for the Zentek Product and/or the End Product.

6.3 Each of the Buyer and Manufacturer shall use commercially reasonable efforts to implement any changes to the specifications of the Zentek Product or the End Product, as applicable, that, from time to time, are necessary to ensure that the End Product is improved, updated and adjusted, in order to maintain a competitive product. If additional advance time would reasonably be required in order to implement the manufacturing or development processes for supply of Zentek Product or End Product, as applicable, with any changed or additional specifications, and to commence manufacture thereof, the Parties shall so notify the other.

ARTICLE 7
CERTAIN OBLIGATIONS OF MANUFACTURER

7.1 Quality. Manufacturer shall meet or exceed Buyer's Quality Standards for the End Product as communicated by Buyer to Manufacturer from time to time in writing, and:

(i) As Manufacturer and Buyer deem necessary from time to time, Manufacturer and Buyer shall work together to perform quality assurance testing on test samples of the End Product to determine if the manufacture of the End Product is in accordance with the specifications furnished by Buyer and Buyer's Quality Standards, and to address and correct any quality concerns that arise as a result of such testing.

(ii) If the End Product is found by Buyer and Manufacturer to be in compliance with Buyer's Quality Standards, subject to audit by either Party, Buyer and Manufacturer will ensure the costs incurred in conducting quality assurance testing are shared equally between the Parties.

(iii) In addition to its other rights and remedies, Buyer may hold Manufacturer responsible for costs associated with quality-issue investigation and containment to the extent caused by Manufacturer's acts or omissions.

7.2 Manufacturer shall work together with Buyer to achieve global process improvements in the areas of technology, quality, responsiveness, delivery, and cost. At Buyer's request, Manufacturer shall meet with Buyer to review the progress made on these objectives.

7.3 Manufacturer and Buyer shall, on a continuous basis, work together to identify ways to improve the quality, service, performance standards, and technology for the End Product, including through participation in Manufacturer or Buyer's quality improvement initiatives.

7.4 Ingredients and Materials Disclosure. Upon Buyer's written request, Manufacturer shall promptly provide to Buyer, in such form and detail as Buyer requests, a list of all materials incorporated in the End Product, the amount of such materials, and information concerning any changes in or additions to such materials.

7.5 Certain Changes. If the Buyer wishes to make any changes with respect to the End Product, which may include changes in the design, drawings specifications, manufacture, inspection, quality control or methods of packing and shipping, Buyer and Manufacturer shall work together to make any changes requested by Buyer.  Any changes pursuant to this 7.5 will not affect the price or time for delivery of End Product unless [redacted - period of time], Buyer receives from Manufacturer notice of a claim for adjustment with information and documentation regarding Manufacturer's costs and production timing resulting from such changes.

7.6 Manufacturer may not make any changes with respect to the End Product or scope of this Agreement without Buyer's advance written approval, which may be given or withheld in Buyer's in sole discretion, including:

(i) manufacturing the End Product outside the Territory;

(ii) the composition, fit, form, function, or appearance of End Product; or

(iii) chemicals, raw materials, or any components or ingredients used in the manufacture of End Product.

Manufacturer may increase the Prices hereunder on a per-unit basis solely to the extent necessary to compensate Manufacturer for such commercially reasonable cost increases (but not to allow for any additional margin).

7.7 General Compliance with Laws. Manufacturer shall at all times materially comply with all Laws applicable to this Agreement, Manufacturer's operation of its business and the exercise of its rights and performance of its obligations hereunder, including Manufacturer's sale of the End Product to Buyer. Without limiting the generality of the foregoing, but excluding the Zentek Product, Manufacturer shall ensure that the End Product and any related packaging conform fully to any applicable Law.

7.8 Upon Buyer's reasonable request, Manufacturer shall co-operate with Buyer to provide any additional information or certification regarding the Manufacturer or the End Product such that the Buyer may comply in a timely manner with its obligations under Law.

7.9 Manufacturer shall obtain and maintain all Permits necessary for the exercise of its rights and performance of Manufacturer's obligations under this Agreement, including any Permits required for the import of End Product or any raw materials and other manufacturing parts used in the manufacture of the End Product, and the shipment of hazardous materials, as applicable.

7.10 Manufacturer shall not engage in any activity or transaction involving the End Product, by way of shipment, use, or otherwise, that violates any Law.

ARTICLE 8
CERTAIN OBLIGATIONS OF BUYER

8.1 Certain Prohibited Acts. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any Buyer Personnel shall:

(i) make any representations, conditions, warranties, guarantees, indemnities, similar claims, or other commitments:

(i) actually, apparently or ostensibly on behalf of Manufacturer, or

(ii) to any customer or other Person with respect to the End Product, which are additional to or inconsistent with any then-existing representations, conditions, warranties, guarantees, indemnities, similar claims, or other commitments in this Agreement or any written documentation provided by Manufacturer to Buyer; and

(ii) engage in any unfair, competitive, misleading, or deceptive practices respecting Manufacturer, Manufacturer's Trademarks or the End Product, including any product disparagement;

8.2  [redacted - commercially sensitive information with respect to buyer obligations]

8.3 In the event that the Manufacturer wishes to distribute the End Product in the United States of America, the Manufacturer and Buyer shall work together in good faith to obtain any required regulatory approvals, as applicable, and to prepare an agreement governing the distribution of the End Product in the United States of America. For greater certainty, this Agreement governs the terms of the supply and manufacture of the End Product as between the Parties within the Territory, and this Agreement does not govern the terms of the manufacture and supply of the End Product as between the Parties in any jurisdiction outside of the Territory. General Compliance with Laws.

(i) Buyer shall at all times materially comply with all Laws applicable to this Agreement, Buyer's operation of its business and the exercise of its rights and performance of its obligations hereunder, including Buyer's purchase, use, or resale of the End Product.

(ii) Buyer shall obtain and maintain all Permits necessary to conduct its business relating to the purchase, use, or resale of the End Product, including all Permits required by any Governmental Authority for the sale of the Zentek Product and the resale of the End Product.

(iii) Buyer shall not engage in any activity or transaction involving the End Product, by way of resale, lease, shipment, use, or otherwise, that violates any Law.

8.4 [redacted - commercially sensitive information with respect to buyer obligations].

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1 Buyer's Representations and Warranties. Buyer represents and warrants to Manufacturer that:

(i) it is a corporation, duly incorporated and validly existing under the laws of Ontario;

(ii) it is duly licensed or registered to carry on business and is in good standing in every jurisdiction in which such license or registration is required;

(iii) it has all necessary corporate power and capacity to enter into this Agreement, grant the rights and licenses granted under this Agreement, and perform its obligations hereunder;

(iv) the execution of this Agreement by its Representative whose signature is set forth at the end of this Agreement, and the delivery of this Agreement by Buyer, have been duly authorized by all necessary corporate action on the part of Buyer;

(v) the execution, delivery, and performance of this Agreement by Buyer will not violate, conflict with, require consent under or result in any breach or default under (i) any of Buyer's organizational documents (including its articles of incorporation and by-laws), (ii) any applicable Law or (iii) with or without notice or lapse of time or both, the provisions of any Buyer Contract;

(vi) when executed and delivered by Buyer and Manufacturer, this Agreement will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms;

(vii) to the best of its knowledge, it is in material compliance with all applicable Laws and Buyer Contracts relating to this Agreement, the Zentek Product and the End Product and the operation of its business (including all loan covenants and other financing obligations to which it is subject);

(viii) to the best of its knowledge, it has obtained all Permits required by applicable Laws to conduct its business generally and to exercise its rights and perform its obligations under this Agreement, including any Permits required by any Governmental Authority for the resale of End Product or any raw materials supplied in the manufacture of the End Product;

(ix) it is not insolvent and is paying all of its debts as they become due; and

(x) all financial information that is has provided to Manufacturer is materially true and accurate and fairly represents Buyer's financial condition.

9.2 Manufacturer's Representations and Warranties. Manufacturer represents and warrants to Buyer that:

(i) it is a corporation, duly incorporated and validly existing under the laws of Canada;

(ii) it is duly licensed or registered to carry on business in every jurisdiction in which such license or registration is required for purposes of this Agreement;

(iii) it has all necessary corporate power and capacity to enter into this Agreement, grant the rights and licenses granted under this Agreement, and perform its obligations hereunder;

(iv) the execution of this Agreement by its Representative whose signature is set forth at the end of this Agreement, and the delivery of this Agreement by Manufacturer, have been duly authorized by all necessary corporate action on the part of Manufacturer;

(v) the execution, delivery and performance of this Agreement by Manufacturer will not violate, conflict with, require consent under or result in any breach or default under (i) any of Manufacturer's organizational documents (including its articles of incorporation and by-laws), (ii) any applicable Law or (iii) with or without notice or lapse of time or both, the provisions of any material Manufacturer Contract;

(vi) when executed and delivered by Buyer and Manufacturer, this Agreement will constitute the legal, valid and binding obligation of Manufacturer, enforceable against Manufacturer in accordance with its terms;

(vii) to the best of its knowledge, it is in material compliance with all applicable Laws and Manufacturer Contracts relating to this Agreement, the End Product and the operation of its business (including all loan covenants and other financing obligations to which it is subject); and

(viii) to the best of its knowledge, it has obtained all material Permits required by applicable Laws to conduct its business generally and to exercise its rights and perform its obligations under this Agreement.

9.3 DISCLAIMER OF OTHER REPRESENTATIONS AND WARRANTIES; NON-RELIANCE. EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH IN 9.1 AND IN 9.2 AND THE PRODUCT WARRANTY SET FORTH IN Article 10, (A) NEITHER BUYER, MANUFACTURER NOR ANY PERSON ON BUYER OR MANUFACTURER'S BEHALF HAS MADE OR MAKES ANY EXPRESS OR IMPLIED REPRESENTATION, WARRANTY OR CONDITION WHATSOEVER, EITHER ORAL OR WRITTEN, INCLUDING ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR NON-INFRINGEMENT OR PERFORMANCE OF GOODS OR PRODUCTS TO STANDARDS SPECIFIC TO THE COUNTRY OF IMPORT, WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE OR OTHERWISE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED, AND (B) BUYER AND MANUFACTURER ACKNOWLEDGE THAT THEY HAVE EACH NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE OTHER PARTY, OR ANY OTHER PERSON ON SUCH PARTY'S BEHALF, EXCEPT AS SPECIFICALLY PROVIDED IN 9.1, 9.2 AND Article 10 OF THIS AGREEMENT.

ARTICLE 10
PRODUCT WARRANTY AND RECALL

10.1 Limited Product Warranty. Subject to 9.3, 10.2, and 10.3, Manufacturer warrants to Buyer as follows (together constituting the "Product Warranty" hereunder):

(i) Prior to use by an End Customer [redacted - period of time] (the "Warranty Period"), the End Product and the packaging of the End Product will:

(i) conform, in all material respects, to the Specifications; and

(ii) be free from significant defects in materials and workmanship (except for designs or materials provided by Buyer, including the Zentek Product).

(ii) Buyer will receive good and valid title to the End Product, free and clear of all encumbrances.

10.2 Product Warranty Limitations. The Product Warranty does not apply to any End Product that:

(i) has been subjected to abuse, misuse, neglect, negligence, accident, improper testing, improper installation, improper storage, improper handling, abnormal physical stress, abnormal environmental conditions, or use contrary to any instructions issued by Manufacturer;

(ii) has been reconstructed, repaired, or altered by Persons other than Manufacturer or its authorized Representative; or

(iii) has been used with any third-party products, hardware or product that has not been previously approved in writing by Manufacturer.

The Product Warranty does not apply to any defect in the materials and workmanship of the Zentek Product.

10.3 Buyer's Exclusive Remedy for Defective End Product. Notwithstanding any other provision of this Agreement (except for 10.4), this 10.3 contains Buyer's exclusive remedy for Defective End Product. Buyer's remedy under this 10.3 is conditioned upon Buyer's compliance with its obligations under 10.3(i) and 10.3(ii) below. During the Warranty Period, with respect to any allegedly Defective End Product:

(i) After having been notified of an alleged Defective End Product by an End Customer, Buyer shall notify Manufacturer [redacted - period of time], in writing, of any alleged claim or defect (before the expiration of the applicable Warranty Period);

(ii) Buyer shall ship, at the shared expense and risk of loss of the Parties, such allegedly Defective End Product to Manufacturer's facility for inspection and testing by Manufacturer;

(iii) if Manufacturer's inspection and testing reveals that such End Product are Defective and any such defect has not been caused or contributed to by any of the factors described under 10.2, Manufacturer shall and at its expense, promptly repair or replace such Defective End Product; and

(iv) Manufacturer shall ship to the applicable End Customer, at Manufacturer's expense and risk of loss, the repaired or replaced End Product to the Delivery Location.

Buyer has no right to return for repair, replacement, credit or refund any End Product except as set forth in this 10.3 (or if otherwise applicable, 10.4). In no event shall Buyer reconstruct, repair, alter or replace any End Product, in whole or in part, either itself or by or through any third party.

SUBJECT TO 10.4, THIS 10.3 SETS FORTH BUYER'S SOLE REMEDY AND MANUFACTURER'S ENTIRE LIABILITY FOR ANY BREACH OF THE LIMITED PRODUCT WARRANTY SET FORTH IN 10.3.

10.4 Product Withdrawal. If Manufacturer or Buyer determines that any End Product sold to an End Customer or to End Customers may be Defective, at Manufacturer or Buyer's request, Buyer and Manufacturer shall work together to ensure the withdrawal of all similar End Product from sale or use and either return such End Product to Manufacturer (pursuant to the terms of 10.3(ii)) or destroy the End Product. Notwithstanding the limitations of 10.3, Buyer and Manufacturer shall work together, on a best efforts basis, to return all withdrawn End Product or destroy all withdrawn End Product and, unless any such defect has been caused or contributed to by any of the factors described under 10.2, Manufacturer shall (a) promptly repair or replace all such returned End Product or (b) promptly replace such destroyed End Product, in either case pursuant to the terms of 10.3(iv).

THIS 10.4 SETS FORTH BUYER'S SOLE REMEDY AND MANUFACTURER'S ENTIRE LIABILITY FOR ANY GOODS THAT ARE WITHDRAWN UNDER THIS 10.4.

10.5 [redacted - commercially sensitive information with respect to recalls]

ARTICLE 11

INTELLECTUAL PROPERTY

11.1 Ownership. Each of the Parties acknowledges and agrees that:

(i) each Party retains exclusive ownership of its Background IP Rights;

(ii) Buyer does not transfer to Manufacturer any of its Background IP Rights, and Manufacturer may not use any of Buyer's Background IP Rights other than to produce and supply End Product to Buyer hereunder;

(iii) Manufacturer does not transfer to Buyer any of Manufacturer's Background IP Rights, except:

(i) to the extent set out in 11.3; and

(ii) Manufacturer grants to Buyer and its customers the right to resell End Product, use End Product or incorporate End Product purchased from Manufacturer into finished goods and to sell such finished goods to its customers;

(iv) all Foreground IP Rights will be owned by Buyer;

(v) Manufacturer assigns to Buyer all of Manufacturer's right, title, and interest in and to all Foreground IP Rights; and

(vi) Manufacturer shall only use the Foreground IP Rights to produce and supply End Product to Buyer.

11.2 Prohibited Acts. Each of the Parties shall not:

(i) take any action that interferes with the other Party's IP Rights, including such other Party's ownership or exercise thereof;

(ii) challenge any right, title or interest of the other Party in such other Party's IP Rights;

(iii) make any claim or take any action adverse to such other Party's ownership of its IP Rights;

(iv) register or apply for registrations, anywhere in the world, the other Party's Trademarks or any other Trademark that is similar to such other Party's Trademarks or that incorporates such Trademarks in whole or in confusingly similar part;

(v) use any mark, anywhere, that is confusingly similar to the other Party's Trademarks;

(vi) misappropriate any of the other Party's Trademarks for use as a domain name without such other Party's prior written consent; or

(vii) alter, obscure, or remove any of the other Party's Trademarks or trademark or copyright notices or any other proprietary rights notices placed on the products purchased under this Agreement (including End Product), marketing materials or other materials.

11.3 Manufacturer's Use of the Zentek Product.

(i) Buyer grants to Manufacturer a non-transferable, non-exclusive right to make the End Product within the Territory using the Zentek Product provided by the Buyer to the Manufacturer.

(ii) The Buyer shall provide Manufacturer with branding materials, including logo files, for any of the Buyer's trademarks for the purposes of manufacturing, selling and shipping the End Product.

ARTICLE 12
CONFIDENTIALITY

12.1 Scope of Confidential Information. From time to time before, during or after the Term, either Party (as the "Disclosing Party") may disclose or make available to the other Party (as the "Receiving Party") information about, including but not limited to, business affairs, shareholders, affiliates, licensors or licensees (or their respective businesses, affairs), financial condition, assets, liabilities, operations, prospects, goods and services, pricing, confidential information and materials comprising or relating to IP Rights, trade secrets, designs, specifications, processes, employees, suppliers, customers, contracts, third-party confidential information, activities and other sensitive or proprietary information. Such information, whether oral or in written, electronic or other form or media, and whether or not marked, designated or otherwise identified as "confidential" constitutes "Confidential Information" hereunder. Confidential Information does not include information that, at the time of disclosure:

(i) is or becomes generally available to and known by the public other than as a result of, directly or indirectly, any breach of this Article 12 by the Receiving Party or any of its Representatives;

(ii) is or becomes available to the Receiving Party on a non-confidential basis from a third-party source, provided that such third party is not and was not prohibited from disclosing such Confidential Information;

(iii) was known by or in the possession of the Receiving Party or its Representatives before being disclosed by or on behalf of the Disclosing Party;

(iv) was or is independently developed by the Receiving Party without reference to or use of, in whole or in part, any of the Disclosing Party's Confidential Information; or

(v) is required to be disclosed under applicable Law.

12.2 Protection of Confidential Information. The Receiving Party shall:

(i) hold in strict confidence, and will not disclose to any person outside its organization, any Confidential Information;

(ii) not use the Disclosing Party's Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Agreement; and

(iii) not disclose any such Confidential Information to any Person, except to the Receiving Party's Representatives who need to know the Confidential Information to assist the Receiving Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement.

The Receiving Party shall be responsible for any breach of this 12.2 caused by any of its Representatives. The provisions of this Article 12 shall survive termination or expiration of this Agreement for any reason for a period of five (5) years after such termination or expiration, unless otherwise required under any applicable Law. On the expiration or earlier termination of this Agreement, at the Disclosing Party's written request, the Receiving Party and its Representatives shall, under 17.4(iv), promptly destroy all Confidential Information and copies thereof that it has received under this Agreement.

ARTICLE 13
TOOLING

All Tooling used to manufacture the End Product is purchased, maintained and owned by Manufacturer. Buyer has no right, title, or interest in or to any of the Tooling.

ARTICLE 14
INSURANCE

14.1 Insurance. Without limiting each of Buyer's and Manufacturer's indemnification obligations under this Agreement, during the Term and for a period of one year thereafter, each of Buyer and Manufacturer shall, at its own expense, maintain and carry in full force and effect, subject to the requirements set forth in 14.2, [redacted - commercially sensitive insurance information].

14.2 Insurance Contract Requirements. Each of Buyer and Manufacturer shall ensure that all insurance policies required under 14.1:

(i) are issued by insurance companies reasonably acceptable to the other Party;

(ii) provide that such insurance carriers will endeavour to give Buyer or Manufacturer, as applicable, at least 30 days prior notice of cancellation or non-renewal of policy coverage, provided that, before such cancellation, Buyer or Manufacturer, as applicable, has new insurance policies in place that meet the requirements of this Article 14;

(iii) provide that such insurance be primary insurance;

(iv) Buyer's insurance to name Manufacturer, including, in each case, all successors and permitted assigns, as additional insureds;

(v) Manufacturer's insurance to name Buyer, including, in each case, all successors and permitted assigns, as additional insureds; and

(vi) waive any right of subrogation of the insurers against Buyer or Manufacturer, as applicable, or any of their respective Affiliates.

14.3 [redacted - commercially sensitive insurance information]

ARTICLE 15
INDEMNIFICATION

15.1 Mutual Indemnification. Subject to the terms and conditions of this Agreement, either Party (as "Indemnifying Party") shall indemnify, defend and hold harmless the other Party and its officers, directors, employees and agents (collectively, "Indemnified Parties") against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including reasonable legal fees, disbursements and charges, fees and the costs of enforcing any right to indemnification under this Agreement and the cost of pursuing any insurance providers, incurred by any Indemnified Party (collectively, "Losses"), arising out of any third-party Claim or any direct Claim against Indemnifying Party alleging:

(i) a material breach or non-fulfillment of any of Indemnifying Party's representations, warranties, conditions or covenants set forth in this Agreement;

(ii) any negligent or more culpable act or omission of Indemnifying Party or any of its Representatives (including any recklessness or wilful misconduct) in connection with Indemnifying Party's performance of its obligations under this Agreement;

(iii) any bodily injury, death of any Person or damage to real or tangible personal property caused by the wilful or negligent acts or omissions of Indemnifying Party or any of its Representatives; or

(iv) any failure by Indemnifying Party or its Personnel to materially comply with any applicable Laws.

15.2 Exceptions and Limitations on Indemnification. Notwithstanding anything to the contrary in this Agreement, Indemnifying Party is not obligated to indemnify or defend any Indemnified Party against any Claim (whether direct or indirect) if such Claim or the corresponding Losses result directly from, in whole or in part, Indemnified Party's or its Personnel's:

(i) gross negligence or more culpable act or omission (including recklessness or wilful misconduct);

(ii) bad faith failure to comply with any of its obligations set forth in this Agreement; or

(iii) use of the End Product in any manner not otherwise authorized under this Agreement or that does not materially conform with any usage instructions/guidelines/specifications provided by Manufacturer.

15.3 [redacted - commercially sensitive indemnification information]

15.4 EXCLUSIVE REMEDY. Article 15  SETS FORTH THE ENTIRE LIABILITY AND OBLIGATION OF EACH INDEMNIFYING PARTY AND THE SOLE AND EXCLUSIVE REMEDY FOR EACH INDEMNIFIED PARTY FOR ANY DAMAGES COVERED BY Article 15.

ARTICLE 16
NO LIABILITY FOR CONSEQUENTIAL OR INDIRECT DAMAGES

16.1 NO LIABILITY FOR CONSEQUENTIAL OR INDIRECT DAMAGES. EXCEPT FOR OBLIGATIONS TO MAKE PAYMENT UNDER THIS AGREEMENT, LIABILITY FOR INDEMNIFICATION, LIABILITY FOR BREACH OF CONFIDENTIALITY, OR LIABILITY FOR INFRINGEMENT OR MISAPPROPRIATION OF INTELLECTUAL PROPERTY RIGHTS, IN NO EVENT SHALL EITHER PARTY OR THEIR REPRESENTATIVES BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF (A) WHETHER SUCH DAMAGES WERE FORESEEABLE, (B) WHETHER OR NOT THE OTHER PARTY WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGES OR (C) THE LEGAL OR EQUITABLE THEORY (CONTRACT, TORT OR OTHERWISE) UPON WHICH THE CLAIM IS BASED, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

16.2 MAXIMUM LIABILITY FOR DAMAGES. EXCEPT FOR OBLIGATIONS TO MAKE PAYMENT UNDER THIS AGREEMENT, LIABILITY FOR INDEMNIFICATION, IN NO EVENT SHALL EACH PARTY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, EXCEED ONE HUNDRED PERCENT (100%) OF THE TOTAL OF THE AMOUNTS PAID AND AMOUNTS ACCRUED BUT NOT YET PAID TO MANUFACTURER UNDER THIS AGREEMENT IN THE 12 MONTH PERIOD PRECEDING THE EVENT GIVING RISE TO THE CLAIM.

16.3 ASSUMPTION OF RISK. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BUYER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY GOODS IN THE PRACTICE OF ANY PROCESS, WHETHER IN TERMS OF OPERATING COSTS, GENERAL EFFECTIVENESS, SUCCESS OR FAILURE, AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY MANUFACTURER, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE GOODS.

ARTICLE 17
TERM; TERMINATION

17.1 Term. The initial term of this Agreement shall commence on the Effective Date and terminate on [redacted - commercially sensitive information with respect to termination date]. Such term shall be automatically renewed for subsequent [redacted - commercially sensitive information with respect to termination date] terms unless either Party terminates this Agreement by written notice to the other Party at least [redacted - period of time] prior to the end of the applicable renewal term (collectively, the "Term"). Neither Party shall have any claim or demand against the other Party for non-renewal of this Agreement other than claims for breaches of this Agreement which occurred prior to the expiration of the Term, if any.

17.2 Manufacturer's Right to Terminate the Agreement. Manufacturer may terminate this Agreement (including all Individual Transactions, in accordance with 3.3), by providing notice to Buyer:

(i) if Buyer fails to pay any amount when due under this Agreement ("Payment Failure");

(ii) if Buyer is in material breach of, or threatens to breach, any representation, warranty, condition or covenant of Buyer under this Agreement (other than committing a Payment Failure) and either the breach cannot be cured or, if the breach can be cured, it is not cured by Buyer within a commercially reasonable period of time under the circumstances, [redacted - period of time];

(iii) if Buyer:

(i) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due;

(ii) files an application for voluntary bankruptcy;

(iii) has a bankruptcy order made against it or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency Law;

(iv) seeks reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts;

(v) makes or seeks to make a general assignment for the benefit of its creditors; or

(vi) applies for or has an interim receiver, receiver, receiver-manager, trustee, monitor, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business;

(iv) if the Zentek Product loses its authorized status from any Canadian Governmental Authority;

(v) if, without obtaining Manufacturer's prior written consent,

(i) Buyer sells, leases or exchanges substantially all of Buyer's assets;

(ii) Buyer merges or amalgamates with or into another Person other than an Affiliate; or

(iii) a change in control of Buyer occurs.

(vi) at its option by written notice to Buyer [redacted - period of time] prior to the date of termination.

Any termination under this 17.2 will be effective on Buyer's receipt of Manufacturer's notice of termination or such later date (if any) set forth in such termination notice. Upon the occurrence of any of the events described under this 17.2, Manufacturer may, in addition to any of its other rights to suspend performance under this Agreement or applicable Law, immediately suspend its performance under all or any part of this Agreement, without any liability of Manufacturer to Buyer, and, notwithstanding anything to the contrary contained in this Agreement (including the limitations set forth in Article 16) Manufacturer may, at its election, recover any and all damages, costs (including legal fees, disbursements and charges), expenses and losses incurred by Manufacturer as a result of any event described under this 17.2.

Upon the occurrence of any of the events described under this 17.2, Manufacturer may, in addition to any of its other rights to suspend performance under this Agreement or applicable Law, immediately suspend its performance under all or any part of this Agreement, without any liability of Manufacturer to Buyer, and, notwithstanding anything to the contrary contained in this Agreement (including the limitations set forth in Article 16) Manufacturer may, at its election, recover any and all damages, costs (including legal fees, disbursements and charges), expenses and losses incurred by Manufacturer as a result of any event described under this 17.2.

17.3 Buyer's Right to Terminate. Buyer may terminate this Agreement (including all Individual Transactions, in accordance with 3.3), by providing notice to Manufacturer:

(i) if Manufacturer is in material breach of, or threatens to breach, any representation, warranty, condition or covenant of Manufacturer under this Agreement, and either the breach cannot be cured or, if the breach can be cured, it is not cured by Manufacturer within a commercially reasonable period of time [redacted - period of time] after Manufacturer's receipt of notice of such breach; or

(ii) if Manufacturer:

(i) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due;

(ii) files an application for voluntary bankruptcy;

(iii) ceases to carry on business in the ordinary course;

(iv) has a bankruptcy order made against it or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency Law;

(v) seeks reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts;

(vi) makes or seeks to make a general assignment for the benefit of its creditors; or

(vii) applies for or has an interim receiver, receiver, receiver-manager, trustee, monitor, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business;

(iii) if, without obtaining Buyer's prior written consent,

(i) Manufacturer sells, leases or exchanges substantially all of Manufacturer's assets;

(ii) Manufacturer merges or amalgamates with or into another Person other than an Affiliate; or

(iii) a change in control of Manufacturer occurs.

(iv) at its option by written notice to Manufacturer [redacted - period of time] prior to the date of termination.

As a condition precedent to Buyer's right to terminate this Agreement under this 17.3, [redacted - period of time], Buyer shall pay to Manufacturer all amounts due to Manufacturer for End Product delivered by Manufacturer to Buyer before Manufacturer's receipt of the termination notice and reimburse Manufacturer for all of Manufacturer's out-of-pocket costs and expenses (including raw materials, machinery and equipment purchases) incurred by Manufacturer before receipt of Buyer's termination notice that arise from or relate to this Agreement or any Purchase Order issued by Buyer to Manufacturer before Manufacturer's receipt of such notice (each, a "Reimbursement Payment"). Except as expressly provided in this 17.3, Buyer will not be liable for and will not be required to make payments to Manufacturer, directly or on account of claims by Manufacturer's subcontractors, for loss of anticipated profit, unabsorbed overhead, product development and engineering costs, unamortized depreciation costs, and general and administrative burden charges, as applicable.

Upon the occurrence of any of the events described under this 17.3, Buyer may, in addition to any of its other rights to suspend performance under this Agreement or applicable Law, immediately suspend its performance under all or any part of this Agreement, without any liability of Buyer to Manufacturer, and, notwithstanding anything to the contrary contained in this Agreement (including the limitations set forth in Article 16) Buyer may, at its election, recover any and all damages, costs (including legal fees, disbursements and charges), expenses and losses incurred by Buyer as a result of any event described under this 17.3.

17.4 Effect of Expiration or Termination.

(i) Upon the expiration or earlier termination of this Agreement, all indebtedness of Buyer to Manufacturer under this Agreement of any kind, shall become immediately due and payable to Manufacturer, without further notice to Buyer.

(ii) Expiration or termination of the Term will not affect any rights or obligations of the Parties that:

(i) come into effect upon or after termination or expiration of this Agreement; or

(ii) otherwise survive the expiration or earlier termination of this Agreement and were incurred by the Parties before such expiration or earlier termination.

(iii) Any notice of termination under this Agreement automatically operates as a cancellation of any deliveries of End Product to Buyer that are scheduled to be made subsequent to the effective date of termination, whether or not any orders for such End Product had been accepted by Manufacturer. With respect to any End Product that are still in transit upon termination of this Agreement, Manufacturer may require, in its sole discretion, that all sales and deliveries of such End Product be made on either a cash-only or certified-check basis.

(iv) Upon the expiration or earlier termination of this Agreement, each Party shall:

(i) destroy all documents and tangible materials (and any copies) containing, reflecting, incorporating or based on the other Party's Confidential Information; and

(ii) permanently erase all of the other Party's Confidential Information from its computer systems, except where required by applicable Law.

(v) Subject to 17.4(iii), the Party terminating this Agreement, or in the case of the expiration of this Agreement, each Party, will not be liable to the other Party for any damage of any kind (whether direct or indirect) incurred by the other Party solely by reason of the expiration or earlier termination of this Agreement. Termination of this Agreement will not constitute a waiver of any of the terminating Party's rights or remedies/either Party's rights, remedies or defences under this Agreement, at law, in equity or otherwise.

ARTICLE 18
MISCELLANEOUS

18.1 Further Assurances. Upon a Party's reasonable request, the other Party shall, at its sole cost and expense, execute and deliver all such further documents and instruments, and take such further acts necessary to carry out and give full effect to this Agreement and the intentions of the Parties as reflected hereby.

18.2 Entire Agreement. This Agreement and its schedules, exhibits and annexes together with any terms of an order, constitutes the sole and complete agreement between the Parties regarding their subject matter contained herein, and supersedes any prior and contemporaneous communications, representations or proposals with respect to the subject matter contained herein, whether oral or written, and prevails over any conflicting or additional terms of any quote, acknowledgment, or other communications between the Parties before or during the Term.

18.3 Amendment and Modification. No amendment to, or modification, revision, or termination of this Agreement is effective unless it is in writing and signed by both Parties.

18.4 Assignment. Each Party may not assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party. Notwithstanding the above, Manufacturer may, without the consent of the Buyer, assign any of its rights or delegate any of its duties under this Agreement without any prior consent if such assignment or delegation is to an Affiliate of Manufacturer. Any purported assignment or delegation in violation of this 18.4 is null and void. No assignment or delegation relieves the assigning or delegating Party of any of its obligations under this Agreement.

18.5 Successors and Assigns. This Agreement is binding on and inures to the benefit of the Parties and their respective successors and assigns.

18.6 No Waiver. No waiver under this Agreement is effective unless it is in writing and signed by the Party waiving its right. No failure or delay by either Party in exercising any right or remedy under this Agreement shall operate or be deemed as a waiver of any such right or remedy. Any waiver authorized on one occasion is effective only in that instance and only for the purpose stated, and does not operate as a waiver on any future occasion. Any waiver of a provision shall not operate as a waiver of any other provision.

18.7 Cumulative Remedies. All rights and remedies provided in this Agreement are cumulative and not exclusive, and the exercise by either Party of any right or remedy does not preclude the exercise of any other rights or remedies that may now or subsequently be available at law, in equity or otherwise.

18.8 Relationship of the Parties. The relationship of the Buyer and Manufacturer is solely that of supplier and manufacturer-distributor, and the parties are independent contracting parties. Nothing in this Agreement creates any partnership, joint venture or agency relationship or other form of joint enterprise, employment or fiduciary relationship between the Parties. Neither Party shall have any right, power or authority to create any obligation or responsibility on behalf of the other Party.

18.9 No Public Announcements or Trademark Use. Neither Party nor any of its Representatives shall (orally or in writing) publicly disclose, issue any press release or make any other public statement, or otherwise communicate with the media, concerning the existence of this Agreement or the subject matter hereof, without the prior written approval of the other Party (which shall not be unreasonably withheld, conditioned, or delayed), except if and to the extent that such Party (based upon the reasonable advice of counsel) is required to make any public disclosure or filing regarding the subject matter of this Agreement:

(i) by applicable Law;

(ii) under any rules or regulations of any stock exchange of which the securities of such Party or any of its Affiliates are listed or traded;

(iii) in accordance with such Party's public disclosure policies and practices followed in the normal course of its business; or

(iv) in connection with enforcing its rights under this Agreement.

18.10 Severability. If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability does not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. The headings of this Agreement are solely for convenience purposes and shall not be used in the interpretation of this Agreement.

18.11 Governing Law. This Agreement, including all Purchase Orders, and any schedules, exhibits, attachments and appendices attached hereto or thereto, shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Any action or proceeding arising out of this Agreement will be instituted in the courts of the Province of Ontario, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such action or proceeding.

18.12 Counterparts. This Agreement may be signed in counterparts, each of which shall be considered an original, but all of which together shall constitute one agreement. To evidence its execution of an original counterpart of this Agreement, either Party may send PDF/DocuSign or other electronic copies of signatures.

18.13 Notices. Any notice, request, demand, waiver, consent or other communication which is required or permitted hereunder shall be in writing and shall be deemed given only if delivered personally, sent by facsimile or electronic mail or sent by express mail, postage prepaid, to each Party's respective principal places of business listed in the preamble to this Agreement. Such notice, request, demand, waiver, consent or other communication will be deemed to have been given as of the date so personally delivered, the date upon which written confirmation of receipt by facsimile or electronic mail is provided by the recipient or two business days after delivery by express mail.

18.14 Equitable Remedies. Each Party acknowledges and agrees that the other Party does not have adequate remedy at law if the acknowledging Party violates any of the provisions of this Agreement. Accordingly, the other Party may, in addition to any other rights and remedies it may have at law, in equity or otherwise, obtain in any court of competent jurisdiction an injunctive relief to restrain any breach or threatened breach hereof or otherwise to specifically enforce any obligation under such provisions.

[signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first set forth above.

ZENTEK LTD.

By:	"Ryan Shacklock"
Name: Ryan Shacklock
Title: VP, Strategy, Business Development & Investor Relations

VIVA HEALTHCARE PACKAGING (CANADA) LTD.

By:	"James Bokla"
Name: James Bokla
Title: Chief Executive Officer

VIVA DISTRIBUTION (CANADA) LTD.

By:	"James Bokla"
Name: James Bokla
Title: Chief Executive Officer

Signature page to Viva-Zentek Manufacturing and Supply Agreement

SCHEDULE "A"

Zentek Product Specifications

Zentek will provide ZenGUARD-coated spunbond polypropylene fabric and any other products that may be agreed to by the Parties in writing from time to time.

End Product Specifications

Manufacturer will manufacture, specifically for sale by Buyer in the Territory, 4-Ply single use, disposable ASTM Level 3 surgical mask with ZenGUARD antimicrobial layer, premium nose piece made of aluminum or another material and other high-quality materials as agreed upon by the Parties in writing from time to time. Such surgical masks shall be packaged in accordance with the specifications agreed to by the Parties in writing from time to time.